SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                       Innovir Laboratories, Inc.
                             (Name of Issuer)

                 Common Stock, par value $.013 per share
                     (Title of Class of Securities)

                              457 64Y 10 6
                              (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                      (f/k/a Aries Financial Services, Inc.)
                         c/o Lindsay A. Rosenwald, M.D.
                                375 Park Avenue
                              New York, NY 10152
                                 (212) 832-4379

                               with a copy to:

                            David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                      (f/k/a Aries Financial Services, Inc.)
                             375 Park Avenue
                            New York, NY 10152
                             (212) 832-4340
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            August 30, 1996
         (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:

        Check the following box if a fee is being paid with this Statement:_


                                 SCHEDULE 13D

  CUSIP NO. 457 64Y 10 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paramount Capital Asset Management, Inc.
      (f/k/a Aries Financial Services, Inc.)

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     __

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           12,000,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             12,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,000,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      62.07%

 14   TYPE OF REPORTING PERSON*
      CO



                                 SCHEDULE 13D

 CUSIP NO.  457 64Y 10 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           3,600,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             3,600,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,600,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   18.62%

 14   TYPE OF REPORTING PERSON*
      PN


                                 SCHEDULE 13D

 CUSIP NO.  457 64Y 10 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           8,400,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             8,400,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,400,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      43.45%

 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)


                                 SCHEDULE 13B

 CUSIP NO.   457 64Y 10 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Lindsay A. Rosenwald
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    __

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           12,000,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             12,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,000,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      62.07%

 14   TYPE OF REPORTING PERSON*
      IN



Item 1.   Security and Issuer.

     (a)  Common Stock, $.013 par value ("Shares")

          Innovir Laboratories, Inc. (the "Issuer")
          510 E.73rd Street
          New York, New York 10021
          (212) 249-4703

Item 2.   Identity and Background.

          Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. (f/k/a Aries Financial Services, Inc.) ("Paramount"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) Paramount's, Aries Domestic's and Dr. Rosenwald's business address is 375 Park Avenue, Suite 1501, New York, New York, 10152. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and sole shareholder of Paramount,(1) a Subchapter S corporation incorporated in Delaware. Paramount is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     ______________________
     1 Please see attached Exhibit B indicating the executive officers and directors of Paramount and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


     (e) Dr. Rosenwald, Paramount, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Aries Domestic used its general funds to effect its initial purchase of 1,200,000 shares of the Issuer, 1,200,000 Class C Warrants and 600,000 Unit Purchase Options as defined in Item 4 below for an approximate purchase price of $600,000 from the Issuer, and Aries Trust used its general funds to effect it initial purchase of 2,800,000 shares of the Issuer, 2,800,000 Class C Warrants and 1,200,000 Unit Purchase Options for an approximate purchase price of $1,400,000 from the Issuer.

Item 4.   Purpose of Transaction.

          The Reporting Parties acquired the shares of Common Stock and warrants to purchase Common Stock (the Class C Warrants ) of the Issuer described in Item 3 from the Issuer, pursuant to a Common
          Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated August 30, 1996, a copy of which is attached as Exhibit E and the terms of which are incorporated herein by reference, as an investment in the Issuer. Amongst other things, the Purchase Agreement entitles the Aries Trust and Aries Domestic to designate two representative to sit on the Issuer's Board of Directors and requires the consent of the Aries Trust and Aries Domestic for certain extraordinary corporate transactions. Messrs. Michael S. Weiss and Joseph E. Edelman were appointed to the Issuer's Board of Directors as the Aries Trust and Aries Domestic Board designees. Also pursuant to the Purchase Agreement, Dr. Rosenwald was named as an Observer of the Board.

          In addition to the Common Stock and Class C Warrants described above, pursuant to the Purchase Agreement, Unit Purchase Options (indi-vidually, the UPO )dated August 30, 1996 to purchase 1,000,000 shares of Common Stock and 1,000,000 Class C Warrants were issued by the Issuer for the benefit of Aries Trust and Aries Domestic. Copies of the forms of the Warrant and the UPO are attached as Exhibits F and G, respectively, hereto and are incorporated by reference herein.

          Although the Reporting Parties have not formulated any definitive plans, they have had preliminary discussions with the Issuer's management and certain members of the Board concerning various proposals, including the overall corporate and strategic focus of the Company. Neither the Reporting Parties nor, to the Reporting Parties knowledge, the management of the Issuer, have determined whether such plans are feasible or whether the Company will in fact pursue such alternatives and it is not clear that such alternatives will be implemented. In addition the Reporting Parties, may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deems it appropriate.
          The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of August 30, 1996, Dr. Rosenwald and Paramount, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 12,000,000 shares or 62.07% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                        Amount Owned
               Aries Domestic           3,600,000 Shares
               Aries Trust              8,400,000 Shares

          (b) Dr. Rosenwald and Paramount share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) As set forth in Item 4, the Aries Trust and Aries Domestic purchased the 4,000,000 shares of the Issuer, 4,000,000 Class C Warrants and 2,000,000 Unit Purchase Options from the Issuer on August 30, 1996 pursuant to the Stock Purchase Agreement.
               Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount. Pursuant to its rights under the Stock Purchase Agreement, the Aries Trust and Aries Domestic appointed Messrs. Michael S. Weiss and Joseph Edelman to the Issuer's Board of Director as their designated Board representatives. In consideration for their services as Directors, Messrs. Michael S. Weiss and Joseph Edelman each received from the Issuer an automatic grant of options to purchase 30,000 shares of Common Stock at the fair market value of the stock on the day of the grant (which options shall vest ratably, at six month intervals, over a three year period) pursuant to the Issuer s Non-Employee Director Stock Option Plan. In addition, Messrs. Weiss and Edelman will be entitled to receive all other compensation received by the other Directors of the Issuer.

          Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Paramount, Aries
               Domestic and Aries Trust to file this Statement on Schedule
               13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount and
               information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E -    Common Stock and Warrant Purchase Agreement dated as of August
               30, 1996 by and among Innovir Laboratories, Inc., the Aries
               Fund, a Cayman Island Trust and The Aries Domestic Fund, L.P.

Exhibit F -    Form of Warrant by Innovir Laboratories, Inc. for the benefit of the Aries Fund, a Cayman Island Trust and The Aries
               Domestic Fund, L.P.

Exhibit G -    Form of Unit Purchase Option Agreement by Innovir
               Laboratories, Inc. for the benefit of the Aries Fund, a Cayman
               Island Trust and The Aries Domestic Fund, L.P.



                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Paramount Capital Asset Management, Inc.

Dated:    August 30, 1996
          New York, NY            By /s/ Dr. Lindsay Rosenwald
                                    Dr. Lindsay Rosenwald
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:    August 30, 1996
          New York, NY            By /s/ Dr. Lindsay Rosenwald
                                   Dr. Lindsay Rosenwald
                                   President

                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:    August 30, 1996
          New York, NY            By /s/ Dr. Lindsay Rosenwald
                                    Dr. Lindsay Rosenwald
                                    President

Dated:    August 30, 1996
          New York, NY           By  /s/ Dr. Lindsay Rosenwald
                                     Dr. Lindsay Rosenwald



                                  EXHIBIT A

                                  AGREEMENT

                         JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Innovir Laboratories, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                  Paramount Capital Asset Management, Inc.

Dated:    August 30, 1996
          New York, NY            By /s/ Dr. Lindsay Rosenwald
                                    Dr. Lindsay Rosenwald
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:    August 30, 1996
          New York, NY            By /s/ Dr. Lindsay Rosenwald
                                    Dr. Lindsay Rosenwald
                                    President

                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:    August 30, 1996
          New York, NY            By /s/ Dr. Lindsay Rosenwald
                                    Dr. Lindsay Rosenwald
                                    President

Dated:    August 30, 1996
          New York, NY           By  /s/ Dr. Lindsay Rosenwald
                                     Dr. Lindsay Rosenwald



                                  EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount") located at 375 Park Avenue, Suite 1501, New York, New York, 10152, of each executive officer and director of Paramount is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Dr. Lindsay Rosenwald                   Chairman of the Board, President
                                        Paramount Capital Asset Management,
                                        Inc., Paramount Capital LLC and
                                        Paramount Capital, Inc.

Peter Morgan Kash                       Director of Paramount Capital Asset
                                        Management, Inc.
                                        Senior Managing Director, Paramount
                                        Capital, Inc.

Dr. Yuichi Iwaki                        Director of Paramount Capital Asset
                                        Management, Inc.
                                        Professor, University of Southern
                                        California School of Medicine

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Paramount's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.


                                  EXHIBIT C

     The name and principal occupation or employment, which is located at 375 Park Avenue, Suite 1501, New York, New York, 10152, of the General Partner of Aries Domestic is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Paramount Capital Asset Management, Inc.    General Partner; Investment Manager

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT D

     The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 375 Park Avenue, Suite 1501, New York, New York, 10152, of each executive officer and director of Aries Trust is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Paramount Capital Asset Management, Inc.     Investment Manager

MeesPierson (Cayman) Limited                 Trustee

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.


                                                             [EXECUTION COPY]

                 COMMON STOCK AND WARRANT PURCHASE AGREEMENT

                         PURCHASE AGREEMENT (this  Agreement ) dated as of
               August 30, 1996, by and among INNOVIR LABORATORIES, INC., a Delaware corporation (the Company ), THE ARIES FUND, A CAYMAN ISLAND TRUST (the Trust ), and THE ARIES DOMESTIC FUND, L.P., a Delaware limited partnership (the Partnership , and collectively with the Trust, the Purchasers ).

          The Company desires to issue and sell to Purchasers, and Purchasers desire to purchase from the Company, 4,000,000 shares (the Shares ) of the Common Stock, par value $.013 per share, of the Company (the Common
Stock ), and 4,000,000 Class C Warrants of the Company (the Warrants ), upon and subject to the terms and conditions hereinafter set forth.

          Accordingly, in consideration of the premises and the mutual agreements contained herein, Purchasers and the Company hereby agree as follows:

          1.   Purchase of Company Securities.

          1.1. Purchase and Sale of the Shares and the Warrants. Subject to the terms and conditions set forth herein, the Company hereby agrees to issue and sell to Purchasers, and Purchasers hereby agree to purchase from the Company, the Shares and the Warrants, at the Closing (as such term is defined in Section 2.1 hereof). The aggregate purchase price for the Shares and the Warrants sold pursuant to this Agreement (including any additional shares of Common Stock issuable pursuant to Section 8.6) shall be $ 2,000,000 (the
 Purchase Price ).

          1.2. Unit Purchase Option. In addition, subject to the terms and conditions set forth herein, in consideration of the purchase by Purchasers of the Shares and Warrants pursuant to Section 1.1, at the Closing, the Company will issue to Purchasers and/or their designees, an option (the
 Purchase Option ) to purchase up to 2,000,000 units for an aggregate purchase price of $1,000,000 consisting of an aggregate of 2,000,000 shares (the Purchase Option Shares ) of Common Stock at $.50 per share subject to adjustment, and 2,000,000 Class C Warrants of the Company (the Purchase Option Warrants ). The terms and conditions of the Purchase Option shall be in the form attached as Exhibit A hereto.

          2.   Closing.

          2.1. Closing. The closing of the purchase and sale of the Shares, the Warrants and the Purchase Option will take place at the offices of Purchasers at 375 Park Avenue, Suite 1501, New York, New York. Such closing (the Closing ) will take place at 10:00 A.M., local time, on August 30, 1996; provided that the Closing may take place at such other time, place or later date as may be mutually agreed upon by the Company and Purchasers. The
date of the Closing is referred to herein as the  Closing Date.   At the
Closing, the Company will deliver to Purchasers certificates for the Shares, the Warrants and the Purchase Option purchased as set forth in Section 1 hereof, against payment of the Purchase Price by Purchasers, by wire transfer or check payable to the Company. The Shares and the Warrants (which shall be in the form attached as Exhibit B hereto) shall be registered in Purchasers name or the name of the nominee(s) of Purchasers in such denominations as Purchasers shall request pursuant to instructions delivered to the Company not less than two days prior to the Closing Date.

          3. Conditions to the Obligations of Purchasers at the Closing. The obligation of Purchasers to purchase and pay for the Shares, the Warrants and the Purchase Option to be purchased by Purchasers at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, which may only be waived by written consent of Purchasers:

          3.1. Opinion of Counsel to the Company. Purchasers shall have received from Fulbright & Jaworski L.L.P., counsel for the Company, its opinion dated the Closing Date substantially in the form of Exhibit C hereto.

          3.2. Representations and Warranties. All of the representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Closing Date, except to the extent of changes caused by the transactions contemplated hereby.

          3.3. Performance of Covenants. All of the covenants and agreements of the Company contained in this Agreement and required to be performed on or prior to the Closing Date shall have been performed in a manner satisfactory in all respects to Purchasers.

          3.4. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

          3.5. Consents. The Company shall have obtained in writing or made all consents, waivers, approvals, orders, permits, licenses and authorizations of, and registrations, declarations, notices to and filings and applications with, any governmental authority or any other person or entity (including, without limitation, securityholders and creditors of the Company) required to be obtained or made in order to enable the Company to observe and comply with all its obligations under this Agreement and to consummate the transactions contemplated hereby.

          3.6. Closing Documents. The Company shall have delivered to Purchasers the following:

          (a) a certificate executed by the President or Chief Executive Officer of the Company dated the Closing Date stating that the conditions set forth in Sections 3.2 through 3.5 have been satisfied;

          (b) an incumbency certificate dated the Closing Date for the officers of the Company executing this Agreement, the Shares, the Warrants and the Purchase Option and any other documents or instruments delivered in connection with this Agreement at the Closing;

          (c) a certificate of the Secretary or Assistant Secretary of the Company, dated the Closing Date, as to the continued and valid existence of the Company, certifying the attached copy of the By-laws of the Company, the authorization of the execution, delivery and performance of this Agreement, and the resolutions adopted by the Board of Directors of the Company authorizing the actions to be taken by the Company under this Agreement;

          (d) a certificate of the Secretary of State of the State of Delaware, dated a recent date, to the effect that the Company is in good standing in the State of Delaware and that all annual reports, if any, have been filed as required and that all taxes and fees have been paid in connection therewith;

          (e) a certified copy of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware; and

          (f) such certificates, other documents and instruments as Purchasers and their counsel may reasonably request in connection with, and to effect, the transactions contemplated by this Agreement.

          3.7. Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby to be consummated at the Closing and all documents incident thereto shall be satisfactory in form and substance to Purchasers.

          3.8. Due Diligence. Prior to the Closing Date, Purchasers and their counsel shall have completed their due diligence and business review of the Company, its business, assets, liabilities, corporate and legal status and intellectual property, including patents, licenses and technical processes, all of which shall be satisfactory in form and substance satisfactory to Purchasers and their counsel in their sole discretion.

          3.9. Closing Financial Statements; Absence of Changes. (a) The Company shall have provided to Purchasers (i) the unaudited balance sheet of the Company as of June 30, 1996, and the related unaudited statement of operations for the three-month (and nine-month) periods then ended, as well as the related unaudited statements of stockholders' equity (deficit) and cash flows for the nine-month period then ended, accompanied by the unqualified certification thereon of the Chief Financial Officer or Vice President--Finance of the Company (together with any notes thereto, the "June 30 Financial Statements") and (ii) a "bring-down" certificate of the Chief Executive Officer of the Company and the Chief Financial Officer or Vice President--Finance of the Company with respect to the financial position of the Company as of the Closing Date and as to results for the period from the date of the June 30 Financial Statements to the Closing Date, in form and substance satisfactory to Purchaser and its counsel.

          (b) Except as set forth on the schedules hereto of the Company delivered to Purchaser as of the date hereof, there shall have been no material adverse change in the financial condition, operating results, employee or customer relations or prospects of, or otherwise with respect to, the Company from the date of the June 30 Financial Statements to the Closing Date.

          4. Conditions to the Obligations of the Company at the Closing. The obligation of the Company to issue and sell the Shares, the Warrants and the Purchase Option the Warrants to Purchasers at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

          4.1. Representations and Warranties. The representations and warranties of Purchasers contained in this Agreement shall be true and correct at and as of the Closing Date.

          4.2. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

          5. Representations and Warranties of the Company. The Company hereby represents and warrants to Purchasers as follows:

          5.1. Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority, and holds all licenses, permits and other required authorizations from governmental authorities, necessary to conduct its business as it is now being conducted or proposed to be conducted and to own or lease the properties and assets it now owns or holds under lease (except that the Company may in the future be required to obtain certain approvals of the U.S. Food and Drug Administration in connection with its business as proposed to be conducted). The Company is duly qualified or licensed and in good standing as a foreign corporation in each jurisdiction wherein the character of its properties or the nature of the activities conducted by it makes such qualification or licensing necessary.

          5.2. Charter Documents. The Company has heretofore delivered to Purchasers true, correct and complete copies of the Company s Certificate of Incorporation and By-Laws as in full force and effect on the date hereof.

          5.3. Capitalization. As of the date hereof, the Company's authorized capitalization consists of: 35,000,000 shares of Common Stock, of which 7,331,883 shares are presently issued and outstanding; 15,000,000 shares of preferred stock, par value $.06 per share, of which 1,973,000 shares are designated as Class B Convertible Preferred Stock (297,000 of which are issued and outstanding), and 120,000 of which are designated as Class C Convertible Preferred Stock (80,000 of which are issued and outstanding); and 9,333,708 shares of Common Stock are reserved for issuance upon the conversion or exercise of presently outstanding convertible securities, options, warrants or other rights to purchase Common Stock. All outstanding securities of the Company are validly issued, fully paid and nonassessable. No stockholder of the Company is entitled to any preemptive rights with respect to the purchase or sale of any securities by the Company. Except as has been set forth in Schedule 5.3 hereto, there are no outstanding options, warrants or other rights, commitments or arrangements, written or oral, to purchase or otherwise acquire any authorized but unissued shares of capital stock of the Company or any security directly or indirectly convertible into or exchangeable for any capital stock of the Company or under which any such option, warrant or convertible security may be issued in the future, and there are no voting trusts or agreements, stockholders' agreements, pledge agreements, buy-sell, rights of first offer, negotiation or refusal or proxies or similar arrangements relating to any securities of the Company to which the Company is a party, and to the best knowledge of the Company after due investigation there are no such trusts, agreement, rights, proxies or similar arrangements as to which the Company is not a party). Except as set forth on Schedule 5.3 and as contemplated herein, none of the shares of capital stock of the Company is reserved for any purpose, and the Company is neither subject to any obligation (contingent or otherwise), nor has any option to repurchase or otherwise acquire or retire any shares of its capital stock. Schedule 5.3 sets forth (i) the number of shares of Common Stock authorized for issuance under the Company's 1993 Stock Option Plan and the Company's Non-Employee Director Stock Option Plan; (ii) the number of shares of Common Stock as to which options under such plan have been (A) reserved for issuance and (B) exercised; and (iii) the exercise prices for all outstanding options under such plan.

          5.4 Due Authorization, Valid Issuance, Etc.. The Shares and the Warrants have been duly authorized and, when issued in accordance with this Agreement upon the Closing Date, will be validly issued, fully paid, nonassessable shares of Common Stock and Warrants of the Company, and will be free and clear of all liens imposed by or through the Company. The Purchase Option has been duly authorized and, when issued in accordance with this Agreement upon the Closing Date, will be validly issued and free and clear of all liens imposed by or through the Company. The Common Stock issuable upon the exercise of the Warrants and the Purchase Option have been duly authorized and reserved, and upon the exercise of the Warrants and the Purchase Option in accordance with the terms and conditions thereof and this Agreement, will be validly issued, fully paid and nonassessable shares of Common Stock and will be free and clear of all liens imposed by or through the Company. The Purchase Option Warrants issuable upon exercise of the Purchase Option have been duly authorized and reserved, and upon the exercise of the Purchase Option in accordance with the terms and conditions thereof and this Agreement, will be validly issued and free and clear of all claims imposed by or through the Company. The issuance, sale and clear delivery of the Shares, the Warrants and the Common Stock issuable upon the exercise of the Warrants, as well as the Purchase Option Shares, the Purchase Option Warrants and the shares of Common Stock issuable upon exercise of the Purchase Option Warrants, will not be subject to any preemptive right of stockholders of the Company or to any right of first refusal or other right in favor of any person.

          5.5. Subsidiaries. The Company has no wholly or partially owned Subsidiaries (as defined in Section 9.10) and does not control, directly or indirectly, any other corporation, business trust, firm, partnership, association, joint venture, entity or organization. The Company does not own any shares of stock, partnership interest, joint venture interest or any other security, equity or interest in any other corporation or other organization or entity.

          5.6. Authorization; No Breach. The Company has the full corporate power and authority to enter into this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement and all other transactions contemplated hereby have been duly authorized by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as the enforceability hereof may be limited by (a) bankruptcy, insolvency, moratorium and similar laws affecting creditors rights generally and (b) the availability of remedies under general equitable principles. Except as set forth on Schedule 5.6 hereto, the execution and delivery by the Company of this Agreement, the offering, sale and issuance of the Shares, the Warrants and the Purchase Option pursuant to this Agreement, and the performance and fulfillment of the Company of its obligations under this Agreement, the Warrants and the Purchase Option, do not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, or event which, with notice or lapse of time or both, would constitute a breach of or default under, (iii) result in the creation of any lien, security interest, adverse claim, charge or encumbrance upon the capital stock or assets of the Company pursuant to, (iv) give any third party the right to accelerate any obligation under or terminate, (v) result in a violation of, (vi) result in the loss of any license, certificate, legal privilege or legal right enjoyed or possessed by the Company under, or (vii) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to or require the consent of any other person under, the Certificate of Incorporation or By-Laws of the Company or any law, statute, rule or regulation to which the Company is subject or by which any of its properties are bound, or any agreement, instrument, order, judgment or decree to which the Company is subject or by which its properties are bound.

          5.7. Financial Statements and SEC Documents. (a) Attached hereto as Schedule 5.7 are (i) the audited financial statements of the Company for the fiscal year ended September 30, 1995, including the balance sheet as at the end of such fiscal year and the related statements of operations, stockholders equity (deficit) and cash flows for such fiscal year, reported on by Coopers & Lybrand L.L.P. and (ii) the June 30 Financial Statements (the financial statements referred to in clauses (i) and (ii) are referred to herein collectively as the "Financial Statements"). For purposes of this Agreement, June 30, 1996, shall be hereinafter referred to as the Balance
Sheet Date.   The Financial Statements have been prepared in accordance with the books and records of the Company and generally accepted accounting principles, applied consistently with the past practices of the Company (except as otherwise noted in such Financial Statements), reflect all liabilities and obligations of the Company, as of their respective dates, and present fairly the financial position of the Company and the results of its operations as of the time and for the periods indicated therein.

          (b) The Company has made available to Purchasers a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the Securities and Exchange Commission since January 1, 1993 (as such documents have since the time of their filing been amended, the SEC Documents ) which are all the documents (other than preliminary material) that the Company was required to file with the Securities and Exchange Commission since such date. As of their respective dates, the SEC Documents complied in all respects with the requirements of the Securities Act (as defined in Section 9.7) and/or the Exchange Act (as defined in Section 9.8) as the case may be, and the rules and regulations of the Securities and Exchange Commission thereunder applicable to such SEC Documents and none of the SEC Documents contained any untrue statement of a material fact or omitted to statement of material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Securities and Exchange Commission with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the Securities and Exchange Commission) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the financial position of the Company as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

          5.8. No Material Adverse Changes.  Except as set forth on Schedule
5.8 hereto, since the Balance Sheet Date there has not at any time been (a) any material adverse change in the financial condition, operating results, business prospects, employee relations or customer relations of the Company, or (b) other adverse changes, which in the aggregate have been materially adverse to the Company.

          5.9. Absence of Certain Developments. Except as contemplated by this Agreement, and except as set forth in Schedule 5.9 hereto, since the Balance Sheet Date, the Company has not, nor will have prior to the Closing:
(a) issued any securities; (b) borrowed any amount or incurred or became subject to any liabilities (absolute or contingent), other than liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business, none of which are or shall be material and which are less than $10,000; (c) discharged or satisfied any lien, adverse claim or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business; (d) declared or made any payment or distribution of cash or other property to the stockholders of the Company with respect to the Common Stock or purchased or redeemed any shares of Common Stock; (e) mortgaged, pledged or subjected to any lien, adverse claim, charge or any other encumbrance, any of its properties or assets, except for liens for taxes not yet due and payable; (f) sold, assigned or transferred any of its assets, tangible or intangible, except in the ordinary course of business and in an amount less than $10,000, or disclosed any proprietary confidential information to any person, firm or entity; (g) suffered any extraordinary losses or waived any rights of material value; (h) made any capital expenditures or commitments therefor; (i) entered into any other transaction other than in the ordinary course of business in an amount less than $10,000 or entered into any material transaction, whether or not in the ordinary course of business; (j) made any charitable contributions or pledges; (k) suffered damages, destruction or casualty loss, whether or not covered by insurance, affecting any of the properties or assets of the Company or any other properties or assets of the Company which could have a material adverse effect on the business or operations of the Company; (l) made any change in the nature or operations of the business of the Company; or (m) resolved or entered into any agreement or understanding with respect to any of the foregoing.

          5.10. Properties. The Company has good and marketable title to all of the real property and good title to all of the personal property and assets it purports to own, including those reflected as owned on the Company Balance Sheet or acquired thereafter, and a good and valid leasehold interest in all property indicated as leased on the Company Balance Sheet, whether such property is real or personal, free and clear of all liens, adverse claims, charges, encumbrances or restrictions of any nature whatsoever, except (a) such as are reflected on the Company Balance Sheet or described in
Schedule 5.10 hereto and (b) for receivables and charges collected in the ordinary course of business. Except as disclosed in Schedule 5.10 hereto, the Company owns or leases all such properties as are necessary to its operations as now conducted and as presently proposed to be conducted and all such properties are, in all material respects, in good operating condition and repair.

          5.11. Taxes. Except as referred to in Schedule 5.11 hereto, the Company has timely filed all federal, state, local and foreign tax returns and reports required to be filed, and all taxes, fees, assessments and governmental charges of any nature shown by such returns and reports to be due and payable have been timely paid except for those amounts being contested in good faith and for which appropriate amounts have been reserved in accordance with generally accepted accounting principles and are reflected on the Company Balance Sheet. There is no tax deficiency which has been, or, to the knowledge of the Company might be, asserted against the Company which would adversely affect the business or operations, or proposed business or operations, of the Company. All such tax returns and reports were prepared in accordance with the relevant rules and regulations of each taxing authority having jurisdiction over the Company and are true and correct. The Company has neither given nor been requested to give any waiver of any statute of limitations relating to the payment of federal, state, local or foreign taxes. The Company has not been, nor is it now being, audited by any federal, state, local or foreign tax authorities. The Company has made all required deposits for taxes applicable to the current tax year. The Company is not, and has never been, a member of any affiliated group within the meaning of Section 1504 of the Internal Revenue Code, as in effect from time to time.

          5.12. Litigation. Except as set forth on Schedule 5.12 hereto, there are no actions, suits, proceedings, orders, investigations or claims pending or threatened against or affecting the Company, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality; there are no arbitration proceedings pending under collective bargaining agreements or otherwise; and, to the knowledge of the Company, there is no basis for any of the foregoing.

          5.13. Compliance with Law. The Company has complied in all respects with all applicable statutes and regulations of the United States and of all states, municipalities and applicable agencies and foreign jurisdictions or bodies in respect of the conduct of its business and operations, and the failure, if any, by the Company to have fully complied with any such statute or regulation does not and will not materially adversely affect the business or operations of the Company. The Company shall do all things necessary to preserve, renew and keep in full force and effect and in good standing its corporate existence and authority necessary to continue its business.

          5.14. Trademarks and Patents. Schedule 5.14 annexed hereto contains a true, complete and correct list of all trademarks, trade names, patents and copyrights (and applications therefor) if any, heretofore or presently owned or licensed or used or required to be used by the Company in connection with its business; and, except as set forth on Schedule 5.14, each such trademark, trade name, patent and copyright (and application therefor) listed in Schedule 5.14 as being owned by the Company is not subject to any license, royalty arrangement, option or dispute and is free and clear of all liens. To the best knowledge of the Company, none of the trademarks, trade names, patents or copyrights used by the Company in connection with its business infringe any trademark, trade name, patent or copyright of others in the United States or in any other country, in any way which adversely affects or which in the future may adversely affect the business or operations of the Company. Except as set forth in Schedule 5.14, no stockholder, officer or director of the Company or any other person owns or has any interest in any trademark, trade name, service mark, patent, copyright or application therefor, or trade secret, licenses, invention, information or proprietary right or process, if any, used by the Company in connection with its business. The Company has no notice or knowledge of any objection or claim being asserted by any person with respect to the ownership, validity enforceability or use of any such trademarks, trade names, patents and copyrights (and applications therefor) listed on Schedule 5.14 or challenging or questioning the validity or effectiveness of any license relating thereto. There are no unresolved conflicts with, or pending claims of, any other person, whether in litigation or otherwise, involving the trademarks, trade names, patents and copyrights (and applications therefor), and there are no liens, encumbrances, adverse claims, or rights of any other person which would prevent the Company form fulfilling its obligations under this Agreement. To the best knowledge of the Company, the business of the Company, as presently conducted and as proposed to be conducted under the Business Plan, does not and will not cause the Company to violate any trademark, trade name, patent, copyright, trade secret, license or proprietary interest of any other person or entity, in any way which adversely affects or which in the future may adversely affect the business or operations of the Company. Except as disclosed in Schedule 5.14 hereto, the Company possesses all proprietary technology necessary for the conduct of business by the Company, both as presently conducted and as presently proposed to be conducted.

          5.15. Insurance. Schedule 5.15 annexed hereto contains a brief description of each insurance policy maintained by the Company with respect to its properties, assets and business; each such policy is in full force and effect; and the Company is not in default with respect to its obligations under any of such insurance policies. The insurance coverage of the Company is in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against loss, damage, fire, theft, public liability and other risks. The activities and operations of the Company have been conducted in a manner so as to conform to all applicable provisions of these insurance policies and the Company has not taken or failed to take any action which would cause any such insurance policy to lapse.

          5.16. Agreements. Except as set forth in Schedule 5.16 hereto, the Company is neither a party to nor bound by any agreement or commitment, written or oral, which obligates the Company to make payments to any person, or which obligates any person to make payments to the Company, in the case of each such agreement in an amount exceeding $5,000, or in the aggregate in an amount exceeding $10,000, or which is otherwise material to the conduct and operation of the Company s business or proposed business or any of its properties or assets, including, without limitation, all shareholder, employment, non-competition and consulting agreements and employee benefit plans and arrangements and collective bargaining agreements to which the Company is a party or by which it is bound. All such agreements are legal, valid and binding obligations of the Company, in full force and effect, and enforceable in accordance with their respective terms, except as the enforceability thereof may be limited by (a) bankruptcy, insolvency, moratorium, and similar laws affecting creditors rights generally and (b) the availability of remedies under general equitable principles. The Company has performed all obligations required to be performed by it, and is not in default, or in receipt of any claim, under any such agreement or commitment, and the Company has no present expectation or intention of not fully performing all of such obligations, nor does the Company have any knowledge of any breach or anticipated breach by the other parties to any such agreement or commitment. The Company is not a party to any contract, agreement, instrument or understanding which materially adversely affects the business, properties, operations, assets or condition (financial or otherwise) of the Company. Purchasers has been furnished with a true and correct copy of each written agreement referred to in Schedule 5.16, together with all amendments, waivers or other changes thereto.

          5.17.     Undisclosed Liabilities.  Except as set forth on Schedule
5.17 hereto, the Company has no obligation or liability (whether accrued, absolute, contingent, unliquidated, or otherwise, whether or not known to the Company, whether due or to become due) arising out of transactions entered into at or prior to the Closing of this Agreement, or any action or inaction at or prior to the Closing of this Agreement, or any state of facts existing at or prior to the Closing of this Agreement, except (a) liabilities reflected on the Company Balance Sheet; (b) liabilities in an amount less than $10,000 incurred in the ordinary course of business since the Balance Sheet Date (none of which is a liability for breach of contract, breach of warranty, torts, infringements, claims or lawsuits); and (c) liabilities or obligations disclosed in the schedules hereto.

          5.18. Employees; Conflicting Agreements. (a) The Company shall cause all members of management and all professional employees of and consultants and advisors to the Company, including all employees and consultants and advisors involved in its research and development, to be subject to agreements with respect to (i) nondisclosure of confidential information, (ii) assignment of patents, trademarks, copyrights and proprietary rights to the Company and (iii) disclosure to the Company of inventions.

          (b) Except as set forth on Schedule 5.18, no stockholder, director, officer or key employee of the Company is a party to or bound by any agreement, contract or commitment, or subject to any restrictions in connection with any previous or current employment of any such person, which adversely affects, or which in the future may adversely affect, the business or the proposed business of the Company or the rights of Purchasers under this Agreement and in respect of its rights as a holder of the Shares, the Warrants and the Purchase Option.

          5.19. Disclosure. Neither this Agreement nor any of the schedules, exhibits, written statements, documents or certificates prepared or supplied by the Company with respect to the transactions contemplated hereby contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained herein or therein not misleading. Except as disclosed in Schedule 5.19 hereto, there exists no fact or circumstance which, to the knowledge of the Company, materially adversely affects, or which could reasonably be anticipated to have a material adverse effect on, the existing or expected financial condition, operating results, assets, customer relations, employee relations or business prospects of the Company.

          5.20. Compliance with the Securities Laws. Except as set forth on Schedule 5.20 hereto, neither the Company nor anyone acting on its behalf has directly or indirectly offered the Shares, the Warrants or the Purchase Option or any part thereof or any similar security of the Company (or any other securities convertible or exchangeable for the Shares, the Warrants or the Purchase Option or any similar security), for sale to, or solicited any offer to buy the same from, anyone other than Purchasers. All securities of the Company heretofore sold and issued by it were sold and issued, and the Shares, the Warrants and the Purchase Option were offered and will be sold and issued, in compliance with all applicable federal and state securities laws.

          5.21. Brokers. No finder, broker, agent, financial person or other intermediary has acted on behalf of the Company, except as set forth on
Item 1 of Schedule 5.17, in connection with the offering of the Shares, the Warrants and the Purchase Option or the consummation of this Agreement or any of the transactions contemplated hereby.

          5.22.     Transactions with Affiliates.  Except as set forth in
Schedule 5.22, no director, officer, employee, consultant or agent of the Company, or member of the family of any such person or any corporation, partnership, trust or other entity in which any such person, or any member of the family of any such person, has a substantial interest in or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, is a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the employment of, furnishing of services by or requiring payments to any such person or firm.

          6. Representations and Warranties of Purchasers. Purchasers hereby severally represent and warrant to the Company as follows:

          6.1. Investment Intent. Each of the Purchasers are accredited investors within the meaning of Regulation D under the Securities Act. Each of the Purchasers has experience in making investments in development stage biotechnology companies and is acquiring the Shares, the Warrants and the Purchase Option for its own account and not with a present view to, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act. Purchasers consent to the placing of a legend on the certificates representing the Shares, the Warrants and the Purchase Option to the effect that the shares of Common Stock constituting the Shares or issuable upon exercise of the Warrants, and the Purchase Option have not been registered under the Securities Act and may not be transferred except in accordance with applicable securities laws or an exception therefrom.

          6.2. Authorization. Each of Purchasers has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, having obtained all required consents, if any.

          6.3. Brokers. No finder, broker, agent, financial person or other intermediary has acted on behalf of Purchasers in connection with the offering of the Shares, the Warrants and the Purchase Option or the consummation of this Agreement or any of the transactions contemplated hereby.

          7. Covenants of the Company. Unless the provisions hereof expressly require otherwise, until such time as Purchasers and their affiliates beneficially own less than one percent (1%) of the Common Stock after giving effect to the conversion or exercise of all securities of the Company beneficially owned by Purchasers and their affiliates, the Company covenants and agrees with Purchasers as follows:

          7.1. Books and Accounts. The Company will: (a) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect its transactions, including without limitation, dispositions of its assets; and (b) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and in accordance with the Company s past practices or any other criteria applicable to such statements, and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          7.2. Periodic Reports. (a) The Company will furnish to Purchasers as soon as practicable, and in any event within 90 days after the end of each fiscal year of the Company (commencing with the fiscal year ended September 30, 1996), an annual report of the Company, including a balance sheet as at the end of such fiscal year and statement of operations, stockholders equity (deficit) and cash flows for such fiscal year, together with the related notes thereto, setting forth in each case in comparative form corresponding figures for the preceding fiscal year, all of which will be correct and complete and will present fairly the financial position of the Company and the results of its operations and changes in its financial position as of the time and for the period then ended. Such financial statements shall be accompanied by an unqualified report (other than qualifications contingent upon the Company's ability to obtain additional financing), in form and substance reasonably satisfactory to Purchasers, of independent public accountants reasonably satisfactory to Purchasers to the effect that such financial statements have been prepared in accordance with the books and records of the Company and generally accepted accounting principles applied on a basis consistent with prior years (except as otherwise specified in such report), and present fairly the financial position of the Company and the results of its operations and changes in their financial position as of the time and for the period then ended. The Company will use its best efforts to conduct its business so that such report of the independent public accountants will not contain any qualifications as to the scope of the audit, the continuance of the Company, or with respect to the Company s compliance with generally accepted accounting principles consistently applied, except for changes in methods of accounting in which such accountants concur.

          (b) The Company will furnish to Purchasers, as soon as practicable and in any event within 45 days after the end of each of the first three fiscal quarters of the Company during each fiscal year, a quarterly report of the Company consisting of an unaudited balance sheet as at the end of such quarter and an unaudited statement of operations, stockholders equity (deficit) and cash flows for such quarter and the portion of the fiscal year then ended, setting forth in each case in comparative form corresponding figures for the preceding fiscal year. All such reports shall be certified by the Chief Financial Officer or Vice President--Finance of the Company to be correct and complete, to present fairly the financial position of the Company and the consolidated results of its operations and changes in its financial position as of the time and for the period then ended and to have been prepared in accordance with generally accepted accounting principles.

          (c) The Company shall furnish to Purchasers, within 30 days after the end of each calendar month, an unaudited balance sheet of the Company as of the end of such month and the related unaudited statement of operations, stockholders equity (deficit) and cash flows for such month and for the fiscal year to date, setting forth in each case comparative form the corresponding figures for the budget for the current fiscal year, or such other financial information as otherwise agreed to by the parties hereto.
All such statements shall be certified by the Chief Financial Officer or Vice President--Finance of the Company to the effect that such statements fairly present the financial condition of the Company as of the dates shown and the results of its operations for the periods then ended and that such statements have been prepared in conformity with generally accepted accounting principles consistently applied except for normal, recurring, year-end audit adjustments and the absence of footnotes.

          (d) Commencing with the Company's fiscal year commencing October 1, 1996 the Company shall furnish to Purchasers, as soon as practicable and in any event not less than 60 days prior to the end of each fiscal year of the Company (except that with respect to the fiscal year commencing October 1, 1996, such delivery must be made by the Closing Date), (i) an annual operating budget for the Company, for the succeeding fiscal year, containing projections of profit and loss, cash flow and ending balance sheets for each month of such fiscal year and (ii) a business plan for the Company as specified in Section 7.19. The Company shall furnish to Purchasers within five days after the date the Board of Directors has approved the annual operating budget and business plan referred to above, which shall be no later than 60 days after the beginning of each fiscal year, such operating budget and business plan as approved by the Board of Directors. Promptly upon preparation thereof, the Company shall furnish to Purchasers any other operating budgets or business plans that the Company may prepare and any revisions or modifications of such previously furnished budgets or business plans.

          (e) The annual statements and quarterly statements furnished pursuant to Sections 7.02(a) and (b) shall include a narrative discussion prepared by the Company describing the business operations of the Company during the period covered by such statements. The monthly statements furnished pursuant to Section 7.02(c) shall be accompanied by a statement describing any material events, transactions or deviations from the Company s Business Plan (as defined below) contemplated by Section 7.19 and containing an explanation of the causes and circumstances thereof.

          7.3. Certificates of Compliance. The Company covenants that promptly after the occurrence of any default hereunder or any default under or breach of any material agreement, or any other material adverse event or circumstance affecting the Company, it will deliver to Purchasers an Officers Certificate specifying in reasonable detail the nature and period of existence thereof, and what actions the Company has taken and proposes to take with respect thereto.

          7.4. Other Reports and Inspection. (a) The Company will furnish to Purchasers (a) as soon as practicable after issuance, copies of any financial statements or reports prepared by the Company for, or otherwise furnished to, its stockholders or the Securities and Exchange Commission and
(b) promptly, such other documents, reports and financial data as Purchasers may reasonably request. In addition the Company will, upon reasonable prior notice, make available to Purchasers or its representatives or designees (a) all assets, properties and business records of the Company for inspection and/or copying and (b) the directors, officers and employees of the Company for interviews concerning the business, affairs and finances of the Company.

          7.5. [Intentionally Omitted.]

          7.6. Insurance. The Company will at all times maintain valid policies of worker s compensation and such other insurance with respect to its properties and business of the kinds and in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against fire, loss, damage, theft, public liability and other risks. The activities and operations of the Company shall be conducted in a manner to as to conform in all material respects to all applicable provisions of such policies.

          7.7. Use of Proceeds. After the Closing Date, the Company will use the proceeds from the sale of the Shares, the Warrants and the Purchase Option for the purposes set forth on Schedule 7.7.

          7.8. Material Changes. The Company will promptly notify Purchasers of any material adverse change in the business, properties, assets or condition, financial or otherwise, of the Company, or any other material adverse event or circumstance affecting the Company, and of any litigation or governmental proceeding pending or, to the knowledge of the Company, threatened against the Company or against any director or officer of the Company.

          7.9. Transactions with Affiliates. Except for the transactions contemplated by this Agreement, the Company shall not (a) engage in any transaction with, (b) make any loans to, nor (c) enter into any contract, agreement or other arrangement (i) providing for (x) the employment of, (y) the furnishing of services by, or (z) the rental of real or personal property from, or (ii) otherwise requiring payments to, any officer, director or key employee of the Company or any relative of such persons or any other "affiliate" or "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), without the prior written approval of Purchasers.

          7.10. Corporate Existence, Licenses and Permits; Maintenance of Properties; New Businesses. The Company will at all times conduct its business in the ordinary course and cause to be done all things necessary to maintain, preserve and renew its existence and will preserve and keep in force and effect, all licenses, permits and authorizations necessary to the conduct of its and their respective businesses. The Company will also maintain and keep its properties in good repair, working order and condition, and from time to time, to make all needful and proper repairs, renewals and replacements, so that the business carried on in connection therewith may be properly conducted at all times.

          7.11. Other Material Obligations. The Company will comply with, (a) all material obligations which it is subject to, or become subject to, pursuant to any contract or agreement, whether oral or written, as such obligations are required to be observed or performed, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company has set aside on their books adequate reserves with respect thereto, and (b) all applicable laws, rules, and regulations of all governmental authorities, the violation of which could have a material adverse effect upon the business of the Company.

          7.12. Amendment to the Certificate of Incorporation and the By-Laws. The Company will perform and be in compliance with and observe all of the provisions set forth in its Certificate of Incorporation and By-Laws to the extent that the performance of such obligations is legally permissible; provided that the fact that performance is not legally permissible will not prevent such nonperformance from constituting an event of default under this Agreement. The Company will not amend its Certificate of Incorporation or By-Laws so as to adversely affect the rights of Purchasers under this Agreement, the Certificate of Incorporation, the By-Laws, the Warrants, the Purchase Option Warrants or the Purchase Option.

          7.13. Merger; Sale of Assets. The Company will not become a party to any merger, consolidation or reorganization, or sell, lease, license, sublicense or otherwise dispose of any of its assets, other than sales and leases of assets in the ordinary course of business, without the prior approval of Purchasers.

          7.14. Acquisition. The Company will not acquire any interest in any business from any person, firm or entity (whether by a purchase of assets, purchase of stock, merger or otherwise) without the prior approval of Purchasers, except the acquisition of 1% or less of any class of outstanding securities of a company whose securities are listed on a national securities exchange or which has not fewer than 1,000 stockholders and except as otherwise specifically permitted pursuant to the provisions of this Agreement.

          7.15. Dividends; Distributions; Repurchases of Common Stock; Treasury Stock. The Company shall not declare or pay any dividends on, or make any other distribution with respect to, its capital stock, whether now or hereafter outstanding, other than dividends payable in shares of such stock, or purchase, acquire, redeem or retire any shares of its capital stock, without the consent of Purchasers, provided, however, the foregoing shall not prohibit the Company from repurchasing any shares of its Common Stock from any present or former officer, Director or employee of the Company.

          7.16.     Consents and Waivers.  (a) Except as set forth on
Schedule 7.16, the Company has obtained all consents and waivers needed to enable it to perform all of its obligations under this Agreement and the transactions contemplated hereby.

          (b) Except as set forth on Schedule 7.16, the Company has obtained from all holders of options, warrants and other securities of the Company having any right of first refusal, offer, sale, negotiation or similar rights or antidilution or other rights to have the terms (including, without limitation, conversion or exercise prices or rates) of such instruments adjusted by virtue of the purchase and sale of the Shares, the Warrants and the Purchase Option or the other transactions contemplated by this Agreement, the Warrants, or the Purchase Option a written waiver in form and substance satisfactory to Purchasers and their counsel, provided that no such consent shall be required solely with respect to the reverse-stock split contemplated by Section 7.26.

          7.17. Taxes and Liens. The Company will duly pay and discharge when payable, all taxes, assessments and governmental charges imposed upon or against the Company or its properties, or any part thereof or upon the income or profits therefrom, in each case before the same become delinquent and before penalties accrue thereon, as well as all claims for labor, materials or supplies which if unpaid might by law become a lien upon any of its property, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company have set aside on their books adequate reserves with respect thereto.

          7.18. Restrictive Agreement. The Company covenants and agrees that subsequent to the Closing, it will not be a party to any agreement or instrument which by its terms would restrict the Company s performance of its obligations pursuant to this Agreement, the Certificate of Incorporation, By-laws, the Warrants, the Purchase Option Warrants and the Purchase Option.

          7.19. Business Plan. Commencing with the Company s fiscal year commencing October 1, 1996, the Company s Chief Financial Officer or Vice President--Finance shall prepare or have prepared and submit to the Board of Directors not less than 60 days prior to the beginning of each fiscal year of the Company (except that in respect of the fiscal year commencing October 1, 1996, such date shall be the Closing Date), an updated business plan (the
 Business Plan ) for such year which shall set forth the Company s product development, marketing and servicing plans, capital expenditures and expense budgets and shall encompass a statement of long range strategy over a five-year period and short-range tactics over a two-year period. The Business Plan shall specify quantitative and qualitative goals for the Company and relate the attainment of those goals to the Company s strategic objectives.

          7.20. Director and Observer. (a) For a period of five years after the Closing Date, Purchasers shall be entitled to propose up to two persons for nomination as voting Directors of the Company. If necessary, the Directors of the Company will elect each such person to the Board of Directors of the Company by creating a new position on the Board of Directors promptly following such person s nomination by Purchasers and shall nominate such person for election in connection with any stockholder vote for Directors, and the Company will use its best efforts to ensure that the stockholders of the Company agree to vote all their securities in favor of such person s election. The Company agrees to vote all voting securities for which the Company holds proxies, granting it voting discretion, or is otherwise entitled to vote, in favor of, and to use its best efforts in all respect to cause, the election of each such individual proposed by Purchasers. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, resignation or removal (with or without cause) of any such individual proposed and nominated by Purchasers, pursuant to this Agreement, the Company will, and will use its best efforts to ensure that the stockholders of the Company, vote all its voting securities to elect each individual proposed by Purchasers and approved by the Company and nominated for election by Purchasers to fill such vacancy and serve as a voting Director.

          (b) In addition to the rights set forth in Section 7.20(a), from and after the Closing Date, until such time as Purchasers or their affiliates shall not beneficially own any securities of the Company, Purchasers shall be entitled to designate a nonvoting observer who shall be entitled to attend all meetings of the Board of Directors and any of its committees and who shall be provided (i) reasonable prior notice of all meetings of the Board of Directors and any of its committees, (ii) reasonable prior notice of any action that the Board of Directors or any of its committees may take by written consent, (iii) promptly delivered copies of all minutes and other records of action by, and all written information furnished to, the Board of Directors or any of its committees and (iv) any other information requested by such observer which a member of the Board of Directors would be entitled to request to discharge his or her duties. Such Purchaser observer shall be entitled to the same rights to reimbursement for the expense of attendance at meeting as any outside Director.

          (c) If Purchasers give notice to the Company that Purchaser desires to remove a Director proposed by Purchaser pursuant to this Agreement, the Company shall, and shall use its best effort to ensure that the stockholders of the Company shall, vote all its voting securities in favor of removing such Director if a vote of holders of such securities shall be required to remove the Director, and the Company agrees to take any action necessary to facilitate such removal.

          (d) Each Director nominated by Purchasers shall be entitled to the same type and an amount of compensation at least equal to the highest amount payable to any other Director for serving in such capacity.

          (e) Not later than three business days after the Closing Date, the Company shall have (i) caused the appointment of the initial Directors nominated by Purchasers, to its Board of Directors in accordance with the provisions of this Section 7.20, which individuals shall be identified in writing to the Company by such time, and (ii) taken such action as shall be necessary to cause the Board of Directors to be composed of, and limited to, five members, only one of whom shall be an executive officer, employee, consultant, scientific advisor or otherwise an insider of the Company. The Company will use its best efforts to ensure continuing compliance with the terms of Section 7.20(e)(ii).

          7.21. Board of Directors. (a) The Company shall promptly reimburse each director or observer of the Company designated by Purchasers who is not an employee of the Company for all of his reasonable expenses incurred in attending each meeting of the Board of Directors of the Company or any committee thereof.

          (b) The Company shall at all times maintain provisions in its By-laws and/or Certificate of Incorporation indemnifying all directors against liability and absolving all directors from liability to the Company and its stockholders to the maximum extent permitted under the laws of the State of Delaware.

          (c) The By-laws of the Company shall always contain provisions consistent with the provisions of this Section 7.21 except to the extent this
Section 7.21 deals with the possible observer.

          7.22. No Subsidiaries. The Company will not create or acquire any entity that would be a Subsidiary (as defined in Section 9.10) without Purchasers consent.

          7.23. Publicity. (a) The Company shall not issue any press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby or utilizing the names of Purchasers or their officers, directors, employees, agents or affiliates without obtaining the prior approval of Purchasers (which approval will not be unreasonably withheld or delayed), except as may be required by law or the regulations of any securities exchange or the Nasdaq SmallCap Market.

          (b) Unless otherwise required by law, the Company shall not disclose the names, identity, addresses or any other information regarding each of Purchasers and its nominees and/or designees; provided, however, each of the names of Purchasers (but not its addresses) may be disclosed in the Shelf Registration Statement.

          (c) After the Closing Date, upon request of Purchasers, the Company shall cause, at its sole expense, the immediate publication of a tombstone advertisement in the Wall Street Journal (National Edition) announcing the consummation of this Agreement and the transactions contemplated herein, the exact form and substance of which shall be mutually agreed upon by the Company and Purchasers.

          7.24. Restriction on Securities. (a) Prior to the first anniversary of the Closing Date, the Company shall not without prior written consent of Purchasers, issue, offer or sell any of its equity or debt securities (including, without limitation, any securities convertible into or exercisable for such securities); provided that the Company may issue shares of Common Stock pursuant to exercise of options under the Company s 1993 Stock Option Plan in accordance with the terms of such plan (it being agreed that the issuance of any additional options under such plan may be effected only with the prior written consent of Purchasers, which consent will not be withheld unreasonably; provided, further, that the Company without the consent of the Purchasers may issue options under the Company s Non-Employee Director Stock Option Plan in accordance with the terms of such plan which will not be amended without the consent of the Purchasers). During the 18-months following the Closing Date, the Company shall not, without the prior written consent of Purchasers, offer or sell any of its debt or equity securities in reliance on Regulation S of the Securities Act. Except as set forth on Schedule 7.24, during the 18-month period following the Closing Date, the Company will not extend the expiration date or lower the exercise price of any options (other than stock options issued pursuant to the Company s stock option plans) or warrants ,or take any similar action with respect to any convertible securities of the Company, without the prior written consent of Purchasers.

          (b) Prior to the Closing Date, the Company shall obtain the written agreement of all executive officers and directors of the Company, to lock-up all of the shares of Common Stock owned by each of them at any time until 13 months following the Closing Date (except that with respect to one director who has been identified by the Company to Purchasers, such lock-up shall only be in effect for six months following the Closing Date), and to agree not to directly or indirectly, issue, agree or offer to sell, grant an option for the purchase or sale, assign, sell, contract to sell, sell short or short against the box (as those terms are generally understood), pledge, hypothecate, distribute or otherwise encumber or dispose of, any such shares (including options, rights, warrants or other securities convertible into, exchangeable, exercisable for or evidencing any right to purchase or subscribe for shares of capital stock of the Company (whether or not beneficially owned by the undersigned) or any beneficial interest therein of any shares of the Common Stock, all in form and substance satisfactory to Purchasers and their counsel.

          7.25.     [Intentionally Omitted.]

          7.26. Reverse Stock Split. Upon five days prior written notice from Purchasers, the Company shall use its best efforts to effect promptly a two-to-one reverse stock split of its outstanding Common Stock, in form and substance satisfactory to Purchasers and their counsel.

          8.   Registration of Common Stock.

          8.1. Registration. Immediately following the Closing Date, and in any event not later than 30 days after the Closing Date, the Company will file a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Registrable Securities with the Securities and Exchange Commission. The Company will use its best efforts to effect the registrations, qualifications or compliances (including, without limitation, the execution of any required undertaking to file post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws and appropriate compliance with applicable securities laws, requirements or regulations) as may be reasonably requested and as would permit or facilitate that sale and distribution of all Registrable Securities until the distribution thereof is complete.

          8.2. Registration Procedures. In connection with the registration of any Registrable Securities under the Securities Act as provided in this
Section 8, the Company will use its best efforts, as expeditiously as possible:

          (a) Prepare and file with the Securities and Exchange Commission the Shelf Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Shelf Registration Statement to become effective;

          (b) Prepare and file with the Securities and Exchange Commission such amendments and supplements to such Shelf Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Shelf Registration Statement effective until the disposition of all securities in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Shelf Registration Statement shall be completed, and to comply with the provisions of the Securities Act (to the extent applicable to the Company) with respect to such dispositions;

          (c) Furnish to each seller of such Registrable Securities such number of copies of such Shelf Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Shelf Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request, in order to facilitate the disposition of the Registrable Securities owned by such seller;

          (d) Use its best efforts to register or qualify such Registrable Securities covered by such Shelf Registration Statement under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller, except that the Company will not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this Section 8.2(d) be obligated to be qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

          (e) Provide a transfer agent and registrar for all such Registrable Securities covered by such Shelf Registration Statement not later than the effective date of such Shelf Registration Statement;

          (f) Notify each seller of such Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Shelf Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

          (g) Cause all such Registrable Securities to be listed on each securities exchange or automated over-the-counter trading system on which similar securities issued by the Company are then listed;

          (h) Enter into such customary agreements and take all such other actions as reasonably required in order to expedite or facilitate the disposition of such Registrable Securities; and

          (i) Make available for inspection by any seller of Registrable Securities, all financial and other records, pertinent corporation documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller in connection with the Shelf Registration Statement pursuant to
Section 8.1.

          8.3 Registration and Selling Expenses. (a) All expenses incurred by the Company in connection with the Company s performance of or compliance with this Section 8, including, without limitation (i) all registration and filing fees (including all expenses incident to filing with the National Association of Securities Dealers, Inc.), (ii) blue sky fees and expenses,
(iii) all necessary printing and duplicating expenses and (iv) all fees and disbursements of counsel and accountants for the Company (including the expenses of any audit of financial statements), retained by the Company (all such expenses being herein called "Registration Expenses"), will be paid by the Company except as otherwise expressly provided in this Section 8.3.

          (b) The Company will, in any event, in connection with any registration statement, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal, accounting or other duties in connection therewith and expenses of audits of year-end financial statements), the expense of liability insurance and the expenses and fees for listing the securities to be registered on one or more securities exchanges or automated over-the-counter trading systems on which similar securities issued by the Company are then listed.

          (c) Nothing herein shall be construed to prevent any holder or holders of Registrable Securities from retaining such counsel as they shall choose, the expenses of which shall be borne by the Company.

          8.4. Other Public Sales and Registrations. The Company agrees that it will not, on its own behalf, file or cause to become effective any other registration of any of its securities under the Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 or any successor form relating to a special offering to the employees or security holders of the Company) until at least 180 days have elapsed after the effective date of the Shelf Registration Statement.
In addition, the Company agrees that it will use its best efforts to obtain prior to the filing of the Shelf Registration Statement an agreement in form and substance satisfactory to Purchasers and their counsel in their sole and absolute discretion from each person that has the right to have the Company file or cause to become effective any other registration of any of its securities under the Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 or any successor form relating to a special offering to the employees or security holders of the Company), pursuant to which each such person will agree for the benefit of the Company and Purchasers to waive any and all such rights until at least 180 days have elapsed after the effective date of the Shelf Registration Statement.

          8.5. Indemnification. (a) The Company hereby agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities, its officers and directors, if any, and each person, if any, who controls such holder within the meaning of the Securities Act, against all losses, claims, damages, liabilities and expenses (under the Securities Act or common law or otherwise) caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented if the Company has furnished any amendments or supplements thereto) or any preliminary prospectus, which registration statement, prospectus or preliminary prospectus shall be prepared in connection with the registration contemplated by this Section 8, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information furnished to the Company by such holder in connection with the registration contemplated by this Section 8, provided the Company will not be liable pursuant to this Section 8.5 if such losses, claims, damages, liabilities or expenses have been caused by any selling security holder s failure to deliver a copy of the registration statement or prospectus, or any amendments or supplements thereto, after the Company has furnished such holder with the number of copies required by
Section 8.2(c).

          (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information as is reasonably requested by the Company for use in any such registration statement or prospectus and shall severally indemnify, to the extent permitted by law, the Company, its directors and officers and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, but only to the extent such losses, claims, damages, liabilities or expenses are caused by an untrue statement or alleged untrue statement contained in or by an omission or alleged omission from information so furnished by such holder in connection with the registration contemplated by this Section 8. If the offering pursuant to any such registration is made through underwriters, each such holder agrees to enter into an underwriting agreement in customary form with such underwriters and to indemnify such underwriters, their officers and directors, if any, and each person who controls such underwriters within the meaning of the Securities Act to the same extent as hereinabove provided with respect to indemnification by such holder of the Company. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall a holder of Registrable Securities be liable for any such losses, claims, damages, liabilities or expenses in excess of the lesser of (a) the net proceeds received by such holder in the offering or (b) $2,000,000.

          (c)  Promptly after receipt by an indemnified party under Section
8.5 (a) or (b) of notice of the commencement of any action or proceeding, such indemnified party will, if a claim in respect thereof is made against the indemnifying party under such Section, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under such Section. In case any such action or proceeding is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it wishes, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel approved by such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such Section for any legal or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof (other than reasonable costs of investigation) unless incurred at the written request of the indemnifying party. Notwithstanding the above, the indemnified party will have the right to employ counsel of its own choice in any such action or proceeding if the indemnified party has reasonably concluded that there may be defenses available to it which are different from or additional to those of the indemnifying party, or counsel to the indemnified party is of the opinion that it would not be desirable for the same counsel to represent both the indemnifying party and the indemnified party because such representation might result in a conflict of interest (in either of which cases the indemnifying party will not have the right to assume the defense of any such action or proceeding on behalf of the indemnified party or parties and such legal and other expenses will be borne by the indemnifying party). An indemnifying party will not be liable to any indemnified party for any settlement of any such action or proceeding effected without the consent of such indemnifying party.

          (d) If the indemnification provided for in Section 8.5(a) or (b) is unavailable under applicable law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the holders of Registrable Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the holders of Registrable Securities on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or by the holders of Registrable Securities and the parties relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 8.5(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

          (e) Promptly after receipt by the Company or any holder of Securities of notice of the commencement of any action or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (the "contributing party"), notify the contributing party of the commencement thereof; but the omission so to notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such action, suit, or proceeding is brought against any party, and such party notifies a contributing party of the commencement thereof, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified.

          8.6.  Additional Common Stock Issuable Upon Delay of Registration.
(a) Except to the extent any delay is due to the failure of a holder to reasonably cooperate in providing to the Company such information as shall be reasonably requested by the Company in writing for use in the Shelf Registration Statement, if the Shelf Registration Statement is not filed with the Securities and Exchange Commission within 30 days following the Closing Date (the "Outside Target Date"), the Company shall declare and pay for no additional consideration to Purchasers 20,000 shares of Common Stock for each day the Shelf Registration Statement is not filed with the Securities and Exchange Commission following the occurrence of the Outside Target Date.

          (b) If the Shelf Registration Statement is not declared effective by the Securities and Exchange Commission within 60 days following the date of its filing (the "Shelf Filing Date"), the Company shall declare and pay for no additional consideration to Purchasers 20,000 shares of Common Stock for each day the Shelf Registration Statement is not declared effective by the Securities and Exchange Commission following the occurrence of the Shelf Filing Date.

          (c) All shares of Common Stock issuable pursuant to Section 8.6(a) and (b) shall be duly authorized, fully paid and nonassessable shares of Common Stock and shall be included in the Shelf Registration Statement contemplated by Section 8.1. Such shares shall be registered in Purchasers names or the name of the nominee(s) of Purchasers in such denominations as Purchasers shall request pursuant to instructions delivered to the Company.

          9. Certain Definitions. For the purposes of this Agreement the following terms have the respective meanings set forth below:

          9.1. "Affiliate" means any person, corporation, firm or entity which directly or indirectly controls, is controlled by, or is under common control with the indicated person, corporation, firm or entity.

          9.2. "Common Stock" means the Company's Common Stock.

          9.3. "Generally Accepted Accounting Principles" means generally accepted accounting principles consistently applied.

          9.4. "Officers' Certificate" means a certificate executed on behalf of the Company by its President, Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Vice President--Finance, Secretary and/or one of its other Vice- Presidents.

          9.5. "Registrable Securities" means (i) the Common Stock purchased pursuant to Section 1.1, (ii) the Common Stock issuable upon exercise of the Warrants purchased pursuant to Section 1.1, (iii) the Common Stock issuable upon exercise of the Purchase Option, (iv) the Common Stock issuable upon exercise of the Warrants issuable upon exercise of the Purchase Option or (v) any other shares of Common Stock now owned or hereafter acquired by Purchasers. For purposes of this Agreement, any shares of Common Stock issued pursuant to Section 8.6 shall be deemed to be Registrable Securities and shall be included in the Shelf Registration Statement contemplated by
Section 8.1.

          9.6. "Securities" means the Shares, the Warrants, the Option Shares and the Option Warrants whether issued at the Closing or thereafter.

          9.7. "Securities Act" means, as of any given time, the Securities Act of 1933, as amended, or any similar federal law then in force.

          9.8. "Securities Exchange Act" means, as of any given time, the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

          9.9. "Securities and Exchange Commission" includes any governmental body or agency succeeding to the functions thereof.

          9.10. "Subsidiary" means any person, corporation, firm or entity at least the majority of the equity securities (or equivalent interest) of which are, at the time as of which any determination is being made, owned of record or beneficially by the Company, directly or indirectly, through any Subsidiary or otherwise.

          10.1 Company Indemnities. (a) The Company agrees to indemnify, defend and hold Purchasers and its officers, directors, partners, employees, consultants and agents (the "Purchasers' Indemnitees") harmless from and against any liability, obligation, claim, cost, loss, judgment, damage or expense (including reasonable legal fees and expenses) (collectively, "Liabilities") incurred or suffered by any of Purchasers' Indemnitees as a result of or arising out of or in connection with the Company's breach of any representation, warranty, covenant or agreement of the Company contained herein.

          11.  Miscellaneous.

          11.1. Survival of Representations, Warranties and Covenants. Except as otherwise provided for in this Agreement all representations, warranties, covenants and agreements contained in this Agreement, or in any document, exhibit, schedule or certificate by any party delivered in connection herewith shall survive the execution and delivery of this Agreement and the Closing Date and the consummation of the transactions contemplated hereby, regardless of any investigation made by Purchasers or on their behalf; provided, however, that Sections 5.7-5.10, 5.12-5.21 shall terminate five years after the Closing Date; provided further, however that
Section 5.11 shall terminate when all pertinent tax authorities may no longer assert a claim due to the expiration of the applicable statute of limitations therefor.

          11.2. Expenses. The Company shall pay all its own expenses in connection with this Agreement and the transactions contemplated herein. The Company agrees to pay promptly and save Purchasers harmless against liability for the payment all expenses incurred by the Company and Purchasers in connection with the preparation and consummation of the Agreement and the transactions contemplated herein, including but not limited to: all costs and expenses under Section 8, including without limitation, the costs of preparing, printing and filing with the Securities and Exchange Commission the Shelf Registration Statement and amendments, post-effective amendments, and supplements thereto; preparing, printing and delivering exhibits thereto and copies of the preliminary, final and supplemental prospectuses; preparing, printing and delivering all selling documents, including but not limited to the subscription agreement, the warrant agreement and stock and warrant certificates; legal fees and disbursements of Purchasers counsel (which shall be paid within 15 days of submission of any statements therefor) in connection with the preparation and consummation of this Agreement and the transactions contemplated herein, including the legal fees and costs of negotiating and drafting any transaction documents, due diligence and any necessary regulatory filings (including, without limitation, the Shelf Registration Statement, Forms 3, 4 and 5 and Schedule 13-D filings); the cost of a total of two sets of bound closing volumes for Purchasers and their counsel; and the cost of the tombstone advertisement in the Wall Street Journal (National Edition) pursuant to Section 7.23(c). The provisions of this Section shall survive any termination of this Agreement in all instances, including without limitation, (i) if the transactions contemplated by this Agreement have not been consummated or (ii) if the transactions have been terminated by Purchasers for any reason, as provided in Section 2.2.

          11.3. Amendments and Waivers. This Agreement and all exhibits and schedules hereto set forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. This Agreement may be amended only by mutual written agreement of all the parties hereto, and the Company may take any action herein prohibited or omit to take any action herein required to be performed by it, and any breach of any covenant, agreement, warranty or representation may be waived, only if the Company has obtained the written consent or waiver of Purchasers. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

          11.4. Successors and Assigns. This Agreement may not be assigned by the Company except with the prior written consent of Purchasers. This Agreement shall be binding upon and inure to the benefit of the Company and its permitted successors and assigns and Purchasers and their successors and assigns. The provisions hereof which are for Purchasers benefit as purchasers or holders of the Shares, the Warrants, the Purchase Option Shares, the Purchase Option Warrants and the Purchase Option are also for the benefit of, and enforceable by, any subsequent holder of such Shares, Warrants, the Purchase Option Shares, Purchase Option Warrants or the Purchase Option.

          11.5. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given personally or when mailed by certified or registered mail, return receipt requested and postage prepaid, and addressed to the addresses of the respective parties set forth below or to such changed addresses as such parties may have fixed by notice; provided, however, that any notice of change of address shall be effective only upon receipt:

               If to the Company:
               Innovir Laboratories, Inc.
               510 E. 73rd Street, Second Floor
               New York, New York 10021
               Attention:  Dr. Allan R. Goldberg

               With a Copy to:
               Fulbright & Jaworski L.L.P.
               666 Fifth Avenue
               New York, New York 10103-3198
               Attention: Merrill M. Kraines, Esq.

               If to Purchasers:
               Aries Financial Services, Inc.
               375 Park Avenue, Suite 1501
               New York, New York 10152
               Attention: President

               With a Copy to:
               Roberts, Sheridan & Kotel,
               A Professional Corporation
               640 Fifth Avenue, 15th Floor
               New York, New York 10019
               Attention: Ira L. Kotel, Esq.

          11.6. Governing Law. The validity, performance, construction and effect of this Agreement shall be governed by the internal laws of the State of New York without giving effect to such State s principles of conflict of laws.

          11.7. Counterparts. This Agreement may be executed in any number of counterparts and, notwithstanding that any of the parties did not execute the same counterpart, each of such counterparts shall, for all purposes, be deemed an original, and all such counterparts shall constitute one and the same instrument binding on all of the parties thereto.

          11.8. Headings. The headings of the Sections hereof are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision hereof.

          11.9. Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless the provision held invalid shall substantially impair the benefit of the remaining portion of this Agreement.

          11.10. Freedom of Action. (a) The Purchasers and their affiliates shall not have any obligation to the Company not to (i) engage in the same or similar activities or lines of business as the Company or develop or market any products, services or technologies that does or may in the future compete, directly or indirectly, with those of the Company, (ii) invest or own any interest publicly or privately in, or develop a business relationship with, any corporation, partnership or other person or entity engaged in the same or similar activities or lines or business as, or otherwise in competition with, the Company or (iii) do business with any client, collaborator, licensor, consultant, vendor or customer of the Company; provided, however, that should the Purchasers engage in (i), and such engagement will in the Purchaser s sole determination materially affect the Company's business, the Purchaser shall give notice to the Company of the same within a reasonable time after engaging in said action; provided, further, that the Company shall not have to provide notice if it engages in
(ii) or (iii). Each Purchaser and its officers, directors, employees or former employees and affiliates shall not have any obligation, or be liable, to the Company solely on account of the conduct described in the preceding sentence. In the event that either of the Purchasers and any officer, director, employee or former employee or affiliate thereof acquires knowledge of a potential transaction, agreement, arrangement or other matter which may be a corporate opportunity for both the Purchaser(s) and the Company, neither of the Purchasers nor their officers, directors, employees or former employees or affiliates shall have any duty to communicate or offer such corporate opportunity to the Company and neither of the Purchasers nor their officers, directors, employees or former employees or affiliates shall be liable to the Company for breach of any fiduciary duty, as a stockholder or otherwise, solely by reason of the fact that Purchasers or any of their officers, directors, employees or former employees or affiliates pursue or acquire such corporate opportunity for either of the Purchasers, direct such corporate opportunity to another person or entity or communicate or fail to communicate such corporate opportunity or entity to the Company. As used in this Section, Purchaser and the Purchasers shall mean either and both of the Purchasers and their affiliates (excluding the Company as an affiliate of the Purchasers).

          (b) The provisions of this Section 11.10 shall be enforceable to the fullest extent permitted by law.



     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                 INNOVIR LABORATORIES, INC.

                                 By:    /s/ Dr. Allan Goldberg

                                         Name:  Dr. Allan Goldberg
                                         Title:  Chairman

                                 THE ARIES FUND, A CAYMAN ISLAND TRUST

                                 By:  its Investment Manager, ARIES
                                       FINANCIAL SERVICES, INC.

                                 By:   /s/ Lindsay A. Rosenwald, M.D.
                                       Name:   Lindsay A. Rosenwald, M.D.
                                       Title:  President

                                 THE ARIES DOMESTIC FUND, L.P.

                                 By:  its General Partner, ARIES
                                       FINANCIAL SERVICES, INC.

                                 By:   /s/ Lindsay A. Rosenwald, M.D.
                                       Name:  Lindsay A. Rosenwald, M.D.
                                       Title:  President


                                   Exhibit F

                                  [Form of]

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.

                          INNOVIR LABORATORIES, INC.

                Class C Warrant for the Purchase of Shares of
                                 Common Stock

No. C-[    ]                                                           Shares

          FOR VALUE RECEIVED, INNOVIR LABORATORIES, INC., a Delaware corporation (the "COMPANY"), hereby certifies that __________ or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (this Warrant ), at any time commencing upon the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on August 30, 2006 (the "TERMINATION DATE"), [_________] (____) fully paid and non-assessable shares of the Common Stock, $.013 par value, of the Company ("Common Stock"), at an exercise price of $.50 per share of Common Stock for an aggregate exercise price of $ ________ (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES," the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

               EXERCISE OF WARRANT.

               This Warrant may be exercised in whole or in part, at any time by the Holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant (with the subscription form at the end hereof duly executed) at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

               If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that in lieu of such fractional shares or scrip the number of Warrant Shares shall be adjusted up to the next whole number without payment of any additional consideration.

               RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

               PROTECTION AGAINST DILUTION.

               In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

               In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

          (i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

          (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the ISSUE PRICE ), (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

               In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

               In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

          (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

          (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.03 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, however, that adjustments shall be required and made in accordance with the provisions of this Section 3 (other than this subsection 3(f)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the Holder of this Warrant or Common Stock issuable upon the exercise hereof. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

          (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

          (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

          (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

          (k) For the purpose of any computation under Section 3 above, the Current Market Price of any security at any date shall be deemed to be the average of the daily closing prices for the five consecutive business days immediately preceding such date. The closing price for each day shall be the last sale price regular way or, in case no such reported sale takes place on such day, the average of the last reported bid and asked prices regular way, in either case on the principal national securities exchange, including the Nasdaq National Market, on which such security is admitted to trading or listed, or if not listed or admitted to trading on such exchange or market, the average of the highest reported bid and lowest reported asked prices as reported by Nasdaq, or other similar organization if Nasdaq is no longer reporting such information, or if not so available by agreement of the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

               REGISTRATION UNDER SECURITIES ACT OF 1933. The Warrant Shares will be registered on the Shelf Registration Statement (as defined in Article 8 of the Common Stock and Warrant Purchase Agreement (the Purchase
Agreement ) dated as of August 30, 1996, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

               LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

               LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

               STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

               NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

               the Company at 510 EAST 73RD STREET, SECOND FLOOR, NEW YORK, NEW YORK 10021, ATTENTION: VICE PRESIDENT--FINANCE, or such other address as the Company has designated in writing to the Holder, or the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

          9. Redemption. (a) The Warrants are not redeemable on or prior to March 1, 1996. After March 1, 1996, the Warrants are subject to redemption, in whole but not in part, by the Company at $.10 per share (the
 Redemption Price ) for each share purchasable hereunder provided that the closing bid price for the Common Stock as reported on NASDAQ, or on such exchange on which the Common Stock is then traded, exceeds $2.25 (subject to appropriate and equitable adjustment for stock splits and similar events) for the 30 trading days ending three days prior to the date of notice of redemption.

          (b) The election of the Company to redeem the Warrants shall be evidenced by a resolution of the board of directors of the Company, which shall be delivered to the Holders together with the notice of redemption.

          (c) At the sole cost and expense of the Company, the notice of redemption shall be given by the Company to the Holders at each Holder s address as required by Section 8(b) above, by the first class-mail, postage prepaid, mailed not less than 60 days prior to the Redemption Date (as defined below).

          All the notices of redemption shall state in reasonable detail:

          (1) the date fixed for redemption of the Warrants (the Redemption Date );

          (2)  the Redemption Price;

          (3) that on the Redemption Date, the Redemption Price will become due and payable upon each Warrant;

          (4) the Per Share Exercise Price, the date on which the right to exercise the Warrants will terminate and the place or places where the Warrants may be exercised; and

          (5) the place or places where the Warrants are to be surrendered for payment of the Redemption Price.

          (d) On or before the Redemption Date, the Company shall deposit in a segregated, trust account or at the Company s option, and reasonably acceptable to the Holders, with a paying agent authorized by the Company to pay the Redemption Price on behalf of the Company), an amount of money sufficient to pay the Redemption Price of all the Warrants to be redeemed on the Redemption Date other than any Warrants which have been exercised prior to the date of deposit.

          If any Warrant called for redemption is exercised on or prior to the Redemption Date, any money deposited for payment shall be paid to the Company upon written request stating the reasons therefor.

          (e) Notice of redemption having been given as aforesaid, the Warrants to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price and at the place or places therein specified. Upon surrender of each such Warrant for redemption in accordance with said notice, such Warrant shall be paid by the Company at the Redemption Price.

          If any Warrant called for redemption shall not be so paid upon surrender therefor, the Redemption Price shall, until paid, bear interest compounded daily from the Redemption Date at the maximum rate permitted by applicable law not to exceed 18% per annum.

          (f) The Holder may exercise this Warrant any time prior to the Redemption Date.

          10   HEADINGS.  The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

          11   APPLICABLE LAW.  This Warrant shall be governed by and
construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.


          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its Chief Executive Officer and its corporate seal to be hereunto affixed and attested by its Secretary this August 30, 1996

                              INNOVIR LABORATORIES, INC.

                              By:  ___________________________
                                       Name:  Dr. Allan Goldberg
                                       Title:    Chairman

ATTEST:

____________________
     Secretary

[Corporate Seal]


                                 SUBSCRIPTION

          The undersigned, ____________________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_______________              Signature:_____________________________

                              Address:_______________________________

                                  ASSIGNMENT

          FOR VALUE RECEIVED _______________________________________ hereby sells, assigns and transfers unto _____________________________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Innovir Laboratories, Inc.

Dated:_______________              Signature:_____________________________

                              Address:______________________________

                              PARTIAL ASSIGNMENT

          FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________
shares of the Common Stock, no par value per share, of Innovir Laboratories, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Innovir Laboratories, Inc.

Dated:_______________              Signature:___________________________

                              Address:_____________________________


                                  EXHIBIT G

                                  [FORM OF]

NO.
                          Innovir Laboratories, Inc.
                             Unit Purchase Option

                            Dated: August 30, 1996
                        Expiration Date: March 1, 1998

          THIS PURCHASE OPTION CERTIFIES THAT _____________ and/or its designees (the Holder ) is entitled to purchase from INNOVIR LABORATORIES, INC., a Delaware corporation (hereinafter called the "Company"), at prices and during the periods as hereinafter specified, up to 2,000,000 Units (the "Units") of the Company at a purchase price of $.50 per Unit (the "Purchase Price"), with each Unit consisting of (i) one share (each, a "Purchase
Option Share") of Common Stock, par value $.013 per share, of the Company ("Common Stock"), and (ii) one Class C Warrant (each, a "Purchase Option Warrant") to purchase one share of Common Stock with an exercise price of $.50 per share (as such price may be adjusted from and after the date hereof pursuant to the terms of the Class C Warrants (as defined below) as if in effect at all times from and after the date hereof regardless whether any Class C Warrants or Purchase Option Warrants are outstanding, the "Warrant Exercise Price"), both of which are exercisable for a period of 10 years from the date of issuance.

          This option to purchase Units (the "Purchase Option"), subject to adjustment in accordance with Section 7 of this Agreement, is being issued pursuant to Section 1.2 of the Common Stock and Warrant Purchase Agreement dated as of August 30, 1996 (the "Purchase Agreement"), by and among the Company, The Aries Fund, A Cayman Island Trust, and The Aries Domestic Fund, L.P. (collectively, the "Purchasers"), in consideration of the receipt by the Company of the Purchase Price (as defined in the Purchase Agreement).

          Except as specifically otherwise provided herein: (i) the Purchase Option Shares and the Purchase Option Warrants issued pursuant to this Purchase Option shall bear the same terms and conditions as the Shares and the Class C Warrants, respectively, issued pursuant to Section 1.1 of the Purchase Agreement; (ii) the Purchase Option Warrants shall be further governed by the terms of the Class C Warrants dated as of August 30, 1996, executed in connection with the Purchase Agreement by the Company (the "Class C Warrants") and (iii) the shares of Common Stock constituting the Purchase Option Shares and the shares of Common Stock underlying the Purchase Option Warrants (the "Purchase Option Warrant Shares") shall be registered pursuant to the Article 8 of the Purchase Agreement. The Warrants issuable upon exercise of this Purchase Option will be subject to redemption by the Company pursuant to the Purchase Option Warrants at any time after this Purchase Option has been exercised and the Purchase Option Warrants underlying the Units are outstanding. Any such redemption shall be on the same terms and conditions as the Class C Warrants.

          1. The rights represented by this Purchase Option may be exercised at any time in whole or in part, by (i) the presentation and surrender of this Purchase Option (with the purchase form at the end hereof duly executed) at the principal executive office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the address of the Holder appearing on the books of the Company); and (ii) payment to the Company of the Purchase Price for the number of Units specified in the above-mentioned purchase form together with applicable stock transfer taxes, if any. This Purchase Option shall be deemed to have been exercised, in whole or in part to the extent specified, immediately prior to the close of business on the date this Purchase Option is surrendered and payment is made in accordance with the foregoing provisions of this
Section 1, and the person or persons in whose name or names the certificates for shares of Purchase Option Shares and Purchase Option Warrants shall be issuable upon such exercise shall become the Holder or Holders of record of such Purchase Option Shares and Purchase Option Warrants at that time and date. The certificates for the Purchase Option Shares and Purchase Option Warrants so purchased, and, if this Purchase Option is exercised in part only, a new Purchase Option with the same terms and conditions of this Purchase Option evidencing the balance of the Units which a Holder hereof has the right to purchase pursuant to this Purchase Option upon the same terms and conditions as herein set forth, shall be executed and delivered to the Holder as soon as practicable but not later than 5 days after this Purchase Option shall have been so exercised. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Purchase Option; provided that in lieu of such fractional shares or scrip the number of Purchase Option Shares and Purchase Option Warrant Shares shall be adjusted up to the next whole number without payment of any additional consideration.

          The Company hereby represents that it has reserved, and until expiration of this Purchase Option agrees that it shall reserve, for issuance or delivery upon exercise of this Purchase Option, such number of Purchase Option Shares and Purchase Option Warrant Shares as shall be required for issuance and/or delivery upon exercise of this Purchase Option and the underlying Purchase Option Warrants in full, and agrees that all Purchase Option Shares and Purchase Option Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

          2. The Company may treat the registered Holder of this Purchase Option as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Purchase Option or its duly authorized attorney, upon written request during ordinary business hours, to inspect its books showing the registered holders of Purchase Options.

          3. (a) The Holder represents, by accepting this Purchase Option, that it understands that this Purchase Option and any securities obtainable upon exercise of this Purchase Option have not been registered for sale under Federal or state securities laws until and are being offered and sold to the Holder pursuant to one or more exemptions from the registration requirements of such securities laws. The Holder understands that it must bear the economic risk of his investment in this Purchase Option and any securities obtainable upon exercise of this Purchase Option for an indefinite period of time, as this Purchase Option and such securities have not been registered under Federal or state securities laws and therefore cannot be sold unless subsequently registered under such laws (e.g., the registration referred to in Section 5) unless an exemption from such registration is available.

               (b) The Holder, by its acceptance of this Purchase Option, represents to the Company that it is acquiring this Purchase Option and will acquire any securities obtainable upon exercise of this Purchase Option for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act of 1933. The Holder agrees that this Purchase Option and any such securities will not be sold or otherwise transferred unless a registration statement with respect to such transfer is effective under the Act and any applicable state securities laws or an exemption from such registration is available.

               (c) This Purchase Option may be sold, transferred, assigned or hypothecated to individuals and entities; which shall include, without limitation, (i) any affiliate of, or any firm or corporation that succeeds to all or substantially all of the business of the Holder, (ii) any of the officers or employees of the Holder or of any such successor firm or any affiliate thereof or (iii) in the case of an individual, pursuant to such individual's last will and testament or the laws of descent and distribution, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. All Purchase Options issued upon the transfer or assignment of this Purchase Option will be dated the same date as this Purchase Option, and all rights of the holder thereof shall be identical to those of the Holder.

          4. This Purchase Option shall not entitle the Holder to any voting rights or any other rights, or subject to the Holder to any liabilities, as a stockholder of the Company.

          5. (a) The Holder of this Warrant shall have the registration rights provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Purchase Option the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

               (b) Until all shares of Purchase Option Shares, Purchase Option Warrants and the Purchase Option Warrant Shares underlying this Purchase Option have been sold pursuant to a Registration Statement or pursuant to Rule 144, the Company shall use its best efforts to file with the Securities and Exchange Commission all current reports and any information as may be necessary to enable the Holder to effect sales of its shares in reliance upon Rule 144 as promulgated under the Act.

          6. The Purchase Option Shares underlying this Purchase Option shall not be redeemable by the Company and the anti-dilution provisions contained in the Purchase Option Warrants shall continue in full force and effect during the term of this Purchase Option regardless whether the Class C Warrants or Purchase Option Warrants are outstanding.

          7. The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of each Unit issuable pursuant to this Purchase Option shall be subject to adjustment from time to time upon the happening of certain events as follows:

          (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Purchase Option, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "Special Dividend"), the Purchase Price shall be adjusted by multiplying the Purchase Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 7(k) below) of the Common Stock, less the Current Market Price of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

          (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Purchase Price shall be adjusted to be equal to a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action, and the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action. An adjustment made pursuant to this subsection 7(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

          (c)(i) Except as provided in subsection 7(a) and 7(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "Total Consideration") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Purchase Price (which event is governed by Section 7(c)(ii)), the Purchase Price shall be adjusted as of the date of such issuance or sale by multiplying the Purchase Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

          (c)(ii) Except as provided in subsection 7(a) and 7(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the Issue Price ), (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Purchase Price in effect on the record date of such issuance, the Purchase Price shall be adjusted to equal the Issue Price.

          (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Purchase Option shall have the right thereafter to receive on the exercise of this Purchase Option the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Purchase Option been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 7 with respect to the rights and interests thereafter of the Holder of this Purchase Option to the end that the provisions set forth in this Section 7 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Purchase Option. The above provisions of this subsection 7(d) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Purchase Option shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Purchase Options not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

          (e) In case any event shall occur as to which the other provisions of this Section 7 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Purchase Option in accordance with the essential intent and principles hereof then, in each such case, the Holders of Purchase Options representing the right to purchase a majority of the Purchase Option Warrant Shares subject to all outstanding Purchase Options may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Purchase Options. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Purchase Option and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

          (f) Whenever the Purchase Price payable upon exercise of each Purchase Option is adjusted pursuant this Section 7, (i) the number of shares of Common Stock underlying each Unit issuable pursuant to this Purchase Option shall simultaneously be adjusted to equal the number obtained by multiplying the number of shares of Common Stock underlying each Unit issuable pursuant to this Purchase Option immediately prior to such adjustment by a fraction, the numerator of which is the Purchase Price in effect immediately prior to such adjustment, and the denominator of which is the Purchase Price, as adjusted; and (ii) the number of Purchase Option Warrant Shares and the Warrant Exercise Price, in effect at anytime, shall be adjusted, from time to time, in accordance with the terms of the Class C Warrants as in effect at all times from and after the date hereof regardless whether any Class C Warrants are outstanding.

          (g) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least $0.03 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 7(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, however, that adjustments shall be required and made in accordance with the provisions of this Section 7 (other than this subsection 7(g)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the Holder of this Purchase Option or Common Stock issuable upon the exercise hereof. All calculations under this Section 7 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 7 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those required by this Section 7, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

          (h)  Whenever the Purchase Price is adjusted as provided in this
Section 7 and upon any modification of the rights of a Holder of Purchase Options in accordance with this Section 7, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Purchase Price and the number of Purchase Option Shares and Purchase Option Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Purchase Options.

          (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Purchase Options not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

          (j) If, as a result of an adjustment made pursuant to this Section 7, the Holder of any Purchase Option thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Purchase Option promptly after such adjustment) shall determine the allocation of the adjusted Purchase Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

          (k) For the purpose of any computation under Section 7 above, the Current Market Price of any security at any date shall be deemed to be the average of the daily closing prices for the five consecutive business days immediately preceding such date. The closing price for each day shall be the last sale price regular way or, in case no such reported sale takes place on such day, the average of the last reported bid and asked prices regular way, in either case on the principal national securities exchange, including the Nasdaq National Market, on which such security is admitted to trading or listed, or if not listed or admitted to trading on such exchange or market, the average of the highest reported bid and lowest reported asked prices as reported by Nasdaq, or other similar organization if Nasdaq is no longer reporting such information, or if not so available, by agreement of the Company's Board of Directors, on the one part, and the Holders of Purchase Options representing the right to purchase a majority of the Purchase Option Warrant Shares subject to all outstanding Purchase Options, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 7, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Purchase Option and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

          8. This Agreement shall be governed by and in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

          9.   This Purchase Option shall be exercisable until March 1, 1998.


          IN WITNESS WHEREOF, INNOVIR LABORATORIES, INC. has caused this Purchase Option to be signed by its duly authorized officers under its corporate seal, and this Purchase Option to be dated August 30, 1996.

                              INNOVIR LABORATORIES, INC.

                              By:____________________________
                              Name:
                              Title:



                                PURCHASE FORM

             (To be signed only upon exercise of Purchase Option)

          The undersigned, the holder of the foregoing Purchase Option, hereby irrevocably elects to exercise the purchase rights represented by such Purchase Option for, and to purchase thereunder, ________ Units of INNOVIR LABORATORIES, INC., each Unit consisting of one share of Common Stock, $.013 par value per share, and one Warrant to purchase one share of Common Stock, $.013 par value per share, and herewith makes payment of $_______ therefor, and if such number of Units shall not be all the units evidenced by the foregoing Purchase Option, that a new Purchase Option for the balance of such Units be executed and delivered to, and registered in the name of, the holder at the address stated below.

Dated:    ______________, 19____.            Instructions for Registration of
                                             Purchase Option Shares and
                                             Purchase Option Warrants

                              ________________________________________
                              Print Name

                              ________________________________________
                              Address

                              ________________________________________
                              Signature


                                TRANSFER FORM

           (To be signed only upon transfer of the Purchase Option)

          For value received, the undersigned hereby sells, assigns, and
transfers unto    _________________________ the right to purchase
_____________ Units represented by the foregoing Purchase Option, and appoints _________________ attorney to transfer such rights on the books of INNOVIR LABORATORIES, INC. with full power of substitution in the premises.

Dated:  _______________, 19__

                              ____________________________________

                              By:  _____________________________________

                              ________________________________________
                              Address